April 18, 2023 Via EDGAR Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F. Street, N.E. Washington, D.C. 20549 Attn: Frank Wyman Angela Connell Re: Arrowhead Pharmaceuticals, Inc. Form 10-K for the Fiscal Year Ended September 30, 2022 Filed November 28, 2022 File No. 001-38042 Ladies and Gentlemen: This letter sets forth the response of Arrowhead Pharmaceuticals, Inc. (the “Company,” “we,” “our” and “us”) to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 4, 2023 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2022 filed with the Commission on November 28, 2022. For your convenience, we have reproduced the comment of the Staff exactly as given in the Comment Letter in bold and italics below and set forth below the comment the Company’s response. Form 10-K for the fiscal year ended September 30, 2022 Notes to the Consolidated Financial Statements Note 2. Collaboration and License Agreements Joint Venture and License Agreement with Visirna Therapeutics, Inc., page F-18 1. We note your response to our prior comment two. Please explain your assertion that your contribution of Licensed Products to the joint venture was between entities under common control. In this regard, Visirna appears to have been incorporated by Vivo Capital on January 25, 2022. It is therefore unclear how Visirna was considered an entity under common control at the time of your initial investment on April 25, 2022. Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that at the same time that the Company contributed the Licensed Products to Visirna on April 25, 2022, the Company also entered into the Share Purchase Agreement and License Agreement and thereby simultaneously assumed control over Visirna (and began consolidating with Visirna), as noted in our response to prior comment two. From incorporation to April 25, 2022, Visirna did not have any assets or operations. Prior to the Company’s contribution to Visirna, the Company controlled the Licensed Products and the Company never lost control of the Licensed Products. Therefore, the contribution was recognized at the historical carrying amount on the Company’s financial statements, consistent with the guidance in ASC 850-50 for common-control transactions, as we control the License Products before and after their contribution to Visirna.

If you have any questions or further comments about this response, please contact me by email at kmyszkowski@arrowheadpharma.com or by phone at 626-304-3419. Sincerely, Arrowhead Pharmaceuticals, Inc. By: /s/ Ken Myszkowski Name: Kenneth Myszkowski Title: Chief Financial Officer Cc: Ryan A. Murr, Gibson, Dunn & Crutcher LLP Aaron Briggs, Gibson, Dunn & Crutcher LLP